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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2004

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)
Date: February 3, 2004 * Print the name and title of the signing officer under his signature.	By:	/s/ Pierre St-Arnaud (Signature)*

News Release	www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035 davidl_adams@srtelecom.com	Scott Lawrence (Maison Brison) (514) 731-0000 scott@maisonbrison.com

SR Telecom Files Preliminary Short Form Prospectus for an Offering Increased to $40 Million

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Montreal, February 3, 2004 – SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA) (“SR Telecom” or the “Company”) announced today that it has filed a preliminary short form prospectus and related documents with the securities regulatory authorities in all provinces of Canada, in connection with the previously announced bought deal agreement with a syndicate of underwriters led by Desjardins Securities Inc., and including TD Securities Inc. and CIBC World Markets Inc. The underwriters have exercised their option to purchase an additional 1,428,572 Units at the offering price. The Company is now offering 5,714,287 Units for aggregate gross proceeds of $40 million. The offering is expected to close on February 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The Common Shares, Warrants and underlying Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in a transaction exempt from or not subject to the registration requirements of the 1933 Act.

About SR Telecom Inc.
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

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FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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